AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 9, 2007

                                                          1933 ACT FILE NO. 333-
                                                   1940 ACT FILE NO. 811 - 03763

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                            REGISTRATION STATEMENT ON
                                    FORM S-6

                            ------------------------

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

     A.   EXACT NAME OF TRUST: CLAYMORE SECURITIES DEFINED PORTFOLIOS,
          SERIES 380

     B.   NAME OF DEPOSITOR: CLAYMORE SECURITIES, INC.

     C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            Claymore Securities, Inc.
                            2455 Corporate West Drive
                              Lisle, Illinois 60532

     D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

  Copies to:

      NICHOLAS DALMASO, ESQ.                   ERIC F. FESS
      Senior Managing Director and
      General Counsel
      Claymore Securities, Inc.             Chapman and Cutler LLP
      2455 Corporate West Drive             111 West Monroe Street
      Lisle, Illinois  60532                Chicago, Illinois 60603
      (630) 505-3736                        (312) 845-3000


It is proposed that this filing will become effective (check appropriate box)

/ /       immediately upon filing pursuant to paragraph (b)

/ /       on (date) pursuant to paragraph (b)

/ /       60 days after filing pursuant to paragraph (a)

/ /       on (date) pursuant to paragraph (a) of rule 485 or 486

/ / This post-effective amendment designates a new effective date for a previously filed post-effective amendment.


     E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

     F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the Registration Statement.

/ /      Check box if it is proposed that this filing will become effective on
         (date) at (time) pursuant to Rule 487.

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The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


                   PRELIMINARY PROSPECTUS DATED MARCH 9, 2007

               CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 380
         Utilities Portfolio, Series 7 (the "Utilities Portfolio Trust")
                     Healthcare Defined Portfolio, Series 5
                   (the "Healthcare Defined Portfolio Trust")

                  10,000 Units______ (A Unit Investment Trust)


         The above-referenced series is comprised of the Utilities Portfolio, Series 7 and Healthcare Defined Portfolio, Series 5 (each, a "trust" and together, the "trusts").

         The attached final prospectuses for the prior series of each respective trust are hereby used as the preliminary prospectuses for the above-referenced Series. The narrative information and structure of the attached final prospectuses will be substantially similar to that of the final prospectus for each trust in this Series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not available as of this date and will be different because each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series of each trust should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous series of each trust.

         The registration statement relating to the units of this Series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this Series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

         For purposes of the Utilities Portfolio Trust incorporated herein by reference are portions of the final prospectus for Series 330 (Registration No. 333-137508) as filed on October 11, 2006 which shall be used as the preliminary prospectus for such Utilities Portfolio Trust. For purposes of the Healthcare Defined Portfolio Trust incorporated herein by reference is the final prospectus for Series 333 (Registration No. 333-137511) as filed on October 27, 2006 which shall be used as the preliminary prospectus for such Healthcare Defined Portfolio Trust.


                       CONTENTS OF REGISTRATION STATEMENT

          A. Bonding Arrangements of Depositor:

         The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                    INSURER/POLICY NO.                                 AMOUNT

               National Union Fire Insurance
            Company of Pittsburgh, Pennsylvania                       $250,000
                         959-9000

         This Registration Statement comprises the following papers and documents.

                  The Facing Sheet
                  The Prospectus
                  The Signatures
                  Consents of Counsel

         The following exhibits:

1.1      Reference Trust Agreement (to be supplied by amendment).

1.1.1    Standard Terms and Conditions of Trust (Reference is made to Exhibit
         1.1.1 to Amendment No.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828 filed on December 18, 2001).

2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Deferred Portfolios, Series 213 (File No. 333-122184 filed on February 9, 2005).

3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

3.2 Opinion of counsel as to Federal Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

3.3 Opinion of counsel as to New York Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

 3.4 Opinion of counsel as to the Trustee and the Trust (s) including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 380 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Lisle, and State of Illinois, on the 9th day of March, 2007.

                  CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 380, Registrant

                                        By: CLAYMORE SECURITIES, INC., Depositor



                                                        By: /s/ Nicholas Dalmaso
                                                         -----------------------
                                                                Nicholas Dalmaso

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on March 9, 2007 by the following persons, who constitute a majority of the Board of Directors of Claymore Securities, Inc.


     SIGNATURE*                           TITLE**                               DATE
                                                                            )   By:
                                                                                        /s/ Nicholas Dalmaso
                                                                                        --------------------
                                                                                            Nicholas Dalmaso
                                                                                            Attorney-in-Fact*

DAVID HOOTEN*                             Chief Executive Officer and       )           March 9, 2007
                                          Chairman of the Board of          )
                                          Directors                         )

MICHAEL RIGERT*                           President and Director            )           March 9, 2007

ANTHONY DILEONARDI*                       Senior Managing Director          )           March 9, 2007

/S/ STEVEN HILL                           Chief Financial Officer and                   March 9, 2007
-----------------------                   Director
    STEVEN HILL

/S/ NICHOLAS DALMASO                      General Counsel and Senior                    March 9, 2007
-----------------------                   Managing Director
    NICHOLAS DALMASO


--------
* An executed copy of the related power of attorney was filed as Exhibit 6.0 to Registration Statement No. 333-133234 on July 26, 2006.

** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

         The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                        CONSENT OF CHAPMAN AND CUTLER LLP

         The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.


                         CONSENT OF DORSEY & WHITNEY LLP

         The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.3 and 3.4 to the Registration Statement.


                                   MEMORANDUM


             Re: Claymore Securities Defined Portfolios, Series 380

         The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.


                                    1940 ACT

                              FORMS N-8A AND N-8B-2

         Form N-8A and Form N-8B-2 were filed in respect of Claymore Securities Defined Portfolios, Series 116 (and subsequent series) (File No. 811-03763).


                                    1933 ACT

                                  THE INDENTURE

         The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated December 18, 2001 relative to Claymore Securities Defined Portfolios, Series 116.



                             CHAPMAN AND CUTLER LLP

Chicago, Illinois
March 9, 2007